UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 7, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LeMaitre Vascular, Inc.
File No. 1-33092 - CF#21912

LeMaitre Vascular, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on March 31, 2008.

Based on representations by LeMaitre Vascular, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.35   through December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Eloise Bavaria
Special Counsel